     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1999



                                                      REGISTRATION NO. 333-80611

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1



                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                             LSI LOGIC CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           94-2712976
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
                   ORGANIZATION)

                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                DAVID E. SANDERS
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                             LSI LOGIC CORPORATION
                            1551 MCCARTHY BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 433-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
                               JOHN A. FORE, ESQ.
           WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


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--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 29, 1999

                                [LSI LOGIC LOGO]

                                  $345,000,000

                 4 1/4% CONVERTIBLE SUBORDINATED NOTES DUE 2004
           AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     We issued the notes in a private placement in March 1999. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

     The notes are convertible prior to maturity into common stock at an initial conversion price of $31.353 per share, subject to adjustment in certain events. We will pay interest on the notes on March 15 and September 15 of each year, beginning on September 15, 1999. The notes will mature on March 15, 2004, unless earlier converted or redeemed.

     We may redeem all or a portion of the notes on or after March 20, 2002. In addition, the holders may require us to repurchase the notes upon a fundamental change prior to March 15, 2004.


     The reported last sales price of our common stock on the New York Stock Exchange on June 28, 1999 was $45 1/8 per share. Our common stock is traded on the New York Stock Exchange under the symbol "LSI."


                           -------------------------

THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    This prospectus is dated          , 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    3
Prospectus Summary..........................................    4
Risk Factors................................................    7
Use of Proceeds.............................................   17
Ratio of Earnings to Fixed Charges..........................   17
Description of Notes........................................   18
Description of Capital Stock................................   24
Certain Federal Income Tax Considerations...................   28
Selling Securityholders.....................................   32
Plan of Distribution........................................   39
Legal Matters...............................................   40
Experts.....................................................   40

                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices; 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.

     The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

     - The description of the common stock in our Registration Statement on Form 8-A filed on August 29, 1989, under Section 12(g) of the Exchange Act.

     - The description of our Amended and Restated Preferred Shares Rights Agreement in our Registration Statement on Form 8-A-12G/A filed on December 8, 1998, under Section 12(g) of the Exchange Act.

     - Annual Report on Form 10-K filed on March 5, 1999 and 10-K/A filed on May 28, 1999 for the fiscal year ended December 31, 1998.

     - Current Reports on Form 8-K/A filed on March 5, 1999, March 31, 1999 and May 28, 1999.

     - Current Reports on Form 8-K filed on March 15, 1999, March 23, 1999 and June 2, 1999.

     - Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 27, 1998, filed on April 8, 1999.

     - Quarterly Report on Form 10-Q for the fiscal quarter ended March 28,
       1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Investor Relations
     LSI Logic Corporation
     1551 McCarthy Boulevard
     Milpitas, California 95035
     (408) 433-6777

     You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                               PROSPECTUS SUMMARY

     Because this is a summary, it may not contain all information that may be important to you. You should read the entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to LSI Logic Corporation and not to the selling securityholders.

                             LSI LOGIC CORPORATION

     LSI Logic Corporation is a worldwide leader in the design, development, manufacture and marketing of high performance application specific integrated circuits and application specific standard products. Our submicron process technologies, combined with our CoreWare design methodology, enable us to integrate system level solutions on a single chip. We tailor our products to the specific application requirements of original equipment manufacturers and other customers in the following markets:

     - networking,

     - telecom/wireless,

     - consumer,

     - computer,

     - storage components, and

     - storage systems.

     Our customers are also worldwide leaders in their end markets, and include:

     - Cisco Systems, Inc.

     - Compaq Computer Corporation

     - Hewlett-Packard Company

     - IBM Corporation

     - NCR

     - Sony Corporation

     - Sun Microsystems, Inc.

     Since our inception, we have based our technology and our business strategy on integrating increasingly complex electronic building blocks onto a few chips or a single chip. High-level, industry-standard building blocks of the type that were previously independent chips, such as microprocessors, networking controllers, digital signal processors and video compression engines, are used as "cores" that are connected electronically, along with a customer's proprietary logic and memory, to form an entire system on a single chip. Consequently, our customers achieve higher system performance, lower system cost and faster time-to-market with a differentiated product.

     We operate our own manufacturing facilities in order to control our deployment of advanced wafer fabrication technology, our manufacturing costs and our response to customer delivery requirements. In December 1998, we began production in a state-of-the-art facility in Gresham, Oregon. The new facility is equipped for advanced manufacturing operations and designed to accommodate our expansion requirements well into the foreseeable future. Our production operations in the United States and Japan, as well as those of our assembly and test subcontractors in Asia, are ISO certified, an important international measure for quality.

     We market our products and services worldwide through direct sales, marketing and field technical staff and through independent sales representatives and distributors. In addition, we specifically market our storage system products to original equipment manufacturing and end users through value added resellers.

     We were originally incorporated in California in 1980. In 1987, we were reincorporated in Delaware. Our principal offices are located at 1551 McCarthy Boulevard, Milpitas, California 95035, and our telephone number is (408) 433-8000. Our home page on the Internet is at www.lsilogic.com.

                                  THE OFFERING

SECURITIES OFFERED.........  $345,000,000 principal amount of 4 1/4% convertible subordinated notes due 2004.

INTEREST...................  4 1/4% per year. We will pay interest on March 15 and September 15 of each year, beginning September 15, 1999.

CONVERSION.................  The notes will be convertible into common stock at the option of the holder at any time prior to maturity at an initial conversion price of $31.353 per share, subject to adjustment in certain events.

SUBORDINATION..............  The notes are subordinated to all senior indebtedness. As of March 31, 1999, we had $374 million of senior indebtedness. As of March 31, 1999, our subsidiaries had approximately $215 million of indebtedness and other liabilities to which the notes were effectively subordinated. Neither we nor our subsidiaries are limited from incurring additional debt under the indenture.

OPTIONAL REDEMPTION........  On or after March 20, 2002, we may redeem the notes at the redemption prices listed in this prospectus, together with accrued interest.

FUNDAMENTAL CHANGE.........  You have the right, at your option, in the event of a fundamental change to require us to redeem your notes at 100% of the principal amount of the notes to be redeemed plus accrued interest.

SINKING FUND...............  None.

USE OF PROCEEDS............  We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                                  RISK FACTORS

     Before you invest in the notes or shares of common stock underlying the notes, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the notes. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the notes and common stock could decline, and you may lose all or part of your investment.

     Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

IF WE ARE NOT ABLE TO IMPLEMENT NEW PROCESS TECHNOLOGIES SUCCESSFULLY, OUR OPERATING RESULTS AND FINANCIAL CONDITION WILL BE ADVERSELY IMPACTED.

     The semiconductor industry is intensely competitive and characterized by constant technological change, rapid product obsolescence and evolving industry standards. We believe that our future success depends, in part, on our ability to improve on existing technologies and to develop and implement new ones in order to continue to reduce semiconductor chip size and improve product performance and manufacturing yields. We must also adopt and implement emerging industry standards and adapt products and processes to technological changes. If we are not able to implement new process technologies successfully or to achieve volume production of new products at acceptable yields, our operating results and financial condition will be adversely impacted.

     In addition, we must continue to develop and introduce new products that compete effectively on the basis of price and performance and that satisfy customer requirements. We continue to emphasize engineering development and acquisition of CoreWare building blocks, or cores, and integration of our CoreWare libraries into our design capabilities. Our cores and ASSPs are intended to be based upon industry standard functions, interfaces and protocols so that they are useful in a wide variety of systems applications. Development of new products and cores often requires long-term forecasting of market trends, development and implementation of new or changing technologies and a substantial capital commitment. We cannot assure you that ASSPs or cores that we select for investment of our financial and engineering resources will be developed or acquired in a timely manner or will enjoy market acceptance.

DISRUPTION OF OUR MANUFACTURING FACILITIES COULD CAUSE DELAYS IN SHIPMENTS OF PRODUCTS TO OUR CUSTOMERS AND COULD RESULT IN CANCELLATION OF ORDERS OR LOSS OF CUSTOMERS.

     A variety of reasons, including work stoppages, fire, earthquake, flooding or other natural disasters, or Year 2000 related problems could cause disruption of operations at any of our primary manufacturing facilities or at any of our assembly subcontractors. Although we carry business interruption insurance, the disruption could result in delays in shipments of products to our customers. We cannot assure you that alternate production capacity would be available if a major disruption were to occur, or that if it were available, it could be obtained on favorable terms. A disruption could result in cancellation of orders or loss of customers. The loss would result in a material adverse impact on our operating results and financial condition.

OUR LACK OF LONG-TERM VOLUME PRODUCTION CONTRACTS WITH OUR CUSTOMERS COULD RESULT IN INSUFFICIENT CUSTOMER ORDERS WHICH WOULD RESULT IN UNDERUTILIZATION OF OUR MANUFACTURING FACILITIES.

     We generally do not have long-term volume production contracts with our customers. We cannot control whether and to what extent customers place orders for any specific ASIC design or ASSPs and the quantities of products included in those orders. Insufficient orders will result in underutilization of our manufacturing facilities and would adversely impact our operating results and financial condition.

BRINGING OUR NEW WAFER FABRICATION FACILITY TO FULL OPERATING CAPACITY COULD TAKE LONGER AND COST MORE THAN ANTICIPATED.

     Our new wafer fabrication facility in Gresham, Oregon, began production in December 1998. The Gresham facility is a sophisticated, highly complex, state-of-the-art factory. Actual production rates depend upon the reliable operation and effective integration of a variety of hardware and software components. We cannot assure you that all of these components will be fully functional or successfully integrated within the currently projected schedule or that the facility will achieve the forecasted yield targets. Our inability to achieve and maintain acceptable production capacity and yield levels could have a material adverse impact on our operating results and financial condition.

     In addition, the amount of capital expenditures required to bring the facility to full operating capacity could be greater than we currently anticipate. Higher costs to bring the facility to full operating capacity will reduce margins and could have a material adverse impact on our results of operations and financial condition. As of March 31, 1999, we have spent approximately $781 million in capital expenditures on the Gresham facility. We plan to spend approximately $200 million in capital expenditures in 1999, approximately $67 million of which relate to the Gresham facility.

OUR LACK OF GUARANTEED SUPPLY ARRANGEMENTS WITH OUR SUPPLIERS COULD RESULT IN OUR INABILITY TO OBTAIN SUFFICIENT RAW MATERIALS FOR USE IN THE PRODUCTION OF OUR PRODUCTS.

     We use a wide range of raw materials in the production of our semiconductors, host adapter boards and storage systems products, including silicon wafers, processing chemicals, and electronic and mechanical components. We generally do not have guaranteed supply arrangements with our suppliers and do not maintain an extensive inventory of materials for manufacturing. Some of these materials we purchase from a limited number of vendors, and some we purchase from a single supplier. On occasion, we have experienced difficulty in securing an adequate volume and quality of materials. We cannot assure you that if we have difficulty in obtaining materials or components in the future alternative suppliers will be available, or that available suppliers will provide materials and components in a timely manner or on favorable terms. If we cannot obtain adequate materials for manufacture of products, there could be a material impact on our operating results and financial condition.

HIGH CAPITAL REQUIREMENTS AND HIGH FIXED COSTS CHARACTERIZE OUR BUSINESS, AND WE FACE A RISK THAT REQUIRED CAPITAL MIGHT BE UNAVAILABLE WHEN WE NEED IT.

     In order to remain competitive, we must continue to make significant investments in new facilities and capital equipment. We spent $329 million in 1998 and $10 million in the first fiscal quarter of 1999, net of retirements and refinancings, on investments in new facilities and capital equipment, not including facilities and capital equipment acquired with Symbios. We expect to spend up to $200 million during 1999. We expect to continue to make significant investments in new facilities and capital equipment. We believe that we will be able to meet our operating and capital requirements and obligations for the foreseeable future using existing liquid resources, funds generated from our operations and our ability to borrow funds. We believe that our level of liquid resources is important, and we may seek additional equity or debt financing from time to time. However, we cannot assure you that additional financing will be available when needed or, if available, will be on favorable terms. Moreover, any future equity or convertible debt financing will decrease existing stockholders' percentage equity ownership and may result in dilution, depending on the price at which the equity is sold or the debt is converted. In addition, the high level of capital expenditures required to remain competitive results in relatively high fixed costs. If demand for our products does not absorb additional capacity, the fixed costs and operating expenses related to increases in our production capacity could have a material adverse impact on our operating results and financial condition.

THE NATURE OF OUR INDUSTRY COULD CREATE FLUCTUATIONS IN OUR OPERATING RESULTS WHICH COULD RESULT IN A SUDDEN AND SIGNIFICANT DROP IN THE PRICE OF OUR STOCK AND OTHER SECURITIES, PARTICULARLY ON A SHORT-TERM BASIS.

     Future operating results will continue to be subject to quarterly variations based upon a wide variety of factors including:

     - The cyclical nature of both the semiconductor industry and the markets addressed by our products;

     - The availability and extent of utilization of manufacturing capacity;

     - Erosion in the price of our products; and

     - The timing of new product introductions, the ability to develop and implement new technologies and other competitive factors.

     Operating results could also be impacted by sudden fluctuations in customer requirements, currency exchange rate fluctuations and other economic conditions affecting customer demand and the cost of operations in one or more of the global markets in which we do business.

     We operate in a technologically advanced, rapidly changing and highly competitive environment, and we predominantly sell custom products to customers operating in a similar environment. Accordingly, changes in the conditions of any of our customers may have a greater impact on our operating results and financial condition than if we predominantly offered standard products that could be sold to many purchasers. While we cannot predict what effect these various factors may have on our financial results, their aggregate effect could result in significant volatility in future performance and the trading prices of our common stock and the notes. Our failure to meet the performance expectations published by external sources could result in a sudden and significant drop in the price of our common stock, the notes and other securities, particularly on a short-term basis.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, RESULTING LOSS OF COMPETITIVE POSITION COULD RESULT IN PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED REVENUES, REDUCED GROSS MARGINS AND LOST MARKET SHARE.

     We compete in markets that are intensely competitive, and which exhibit both rapid technological changes and continued price erosion. Our competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than us. Several major diversified electronics companies offer ASIC products and/or other products that are competitive with our product lines. Other competitors are smaller, specialized and emerging companies attempting to sell products in particular markets that we also target. In addition, we face competition from some companies whose strategy is to provide a portion of the products and services that we offer. For example, these competitors may offer semiconductor design services, license design tools, and/or provide support for obtaining products at an independent foundry. Some of our large customers, some of whom may have licensed elements of our process and product technologies, may develop internal design and production operations to produce their own ASICs, thereby displacing our products. Therefore, we cannot assure you that we will be able to continue to compete effectively with our existing or new competitors. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins, and loss of market share, any of which would affect our operating results and financial condition.

     To remain competitive, we continue to evaluate our worldwide manufacturing operations, looking for additional cost savings and technological improvements. If we are not able to implement successfully new process technologies and to achieve volume production of new products at acceptable yields, our operating results and financial condition may be affected.

     Our future competitive performance depends on a number of factors, including our ability to:

     - Accurately identify emerging technological trends and demand for product features and performance characteristics;

     - Develop and maintain competitive products;

     - Enhance our products by adding innovative features that differentiate our products from those of our competitors;

     - Bring products to market on a timely basis at competitive prices;

     - Properly identify target markets;

     - Respond effectively to new technological changes or new product announcements by others;

     - Reduce semiconductor chip size, increase device performance and improve manufacturing yields;

     - Adapt products and processes to technological changes; and

     - Adopt and/or set emerging industry standards.

     We cannot assure you that our design, development and introduction schedules for new products or enhancements to our existing and future products will be met. In addition, we cannot assure you that these products or enhancements will achieve market acceptance, or that we will be able to sell these products at prices that are favorable to us.

OUR SIGNIFICANT INVESTMENTS IN RESEARCH AND DEVELOPMENT BEFORE WE CONFIRM THE TECHNICAL FEASIBILITY AND COMMERCIAL VIABILITY OF A PRODUCT PRESENT RISKS THAT WE WILL BE UNABLE TO RECOVER THE DEVELOPMENT COSTS ASSOCIATED WITH SUCH PRODUCT.

     We must continue to make significant investments in research and development in order to continually enhance the performance and functionality of our products, to keep pace with competitive products and to satisfy customer demands for improved performance, features and functionality. Technical innovations are inherently complex and require long development cycles and appropriate professional staffing. We must complete development of such innovations before they are obsolete, and make them sufficiently compelling to attract customers. Also, we must incur substantial research and development costs before we confirm the technical feasibility and commercial viability of a product. Therefore, we spend substantial resources determining the feasibility of certain innovations that may not lead to a product but may instead result in numerous dead ends and sunk costs. We cannot assure you that revenues from future products or product enhancements will be sufficient to recover the development costs associated with such products or enhancements. Moreover, we may not be able to secure the financial resources necessary to fund future development.

CHANGES IN FOREIGN CURRENCY EXCHANGE RATES COULD AFFECT OUR OPERATIONS OR CASH FLOWS.

     We have international subsidiaries that operate and sell our products globally. Our international sales totaled approximately US$559.6 million in 1998 and US$183.1 million in the first fiscal quarter of 1999. Further, we purchase a substantial portion of our raw materials and equipment from foreign suppliers, and we incur labor and other operating costs in foreign currencies, particularly in our Japanese manufacturing facilities. As a result, we are exposed to changes in foreign currency exchange rates or weak economic conditions in the other countries.

     Our debt obligations in Japan totaled approximately 8.68 billion yen, approximately US$74.1 million, at March 31, 1999. These obligations expose us to exchange rate fluctuations for the period of time from the start of the transaction until it is settled. In recent years, the yen has fluctuated substantially against the U.S. dollar. We use forward exchange, currency swap, interest rate swap and option contracts to manage our exposure to currency fluctuations and changes in interest rates. There were no interest rate swap or currency swap outstanding as of March 31, 1999. We cannot assure you, however, that such hedging transactions will eliminate exposure to currency rate fluctuations and changes in interest rates. Notwithstanding our efforts to foresee and mitigate the effects of changes in fiscal circumstances, fluctuations in currency exchange rates in the future could affect our operations and/or cash flows. In addition, high inflation rates in foreign countries could affect our future results.

IF WE DO NOT SUCCESSFULLY AND TIMELY COMPLETE MODIFICATIONS TO OUR SYSTEMS AND COMMERCIAL ARRANGEMENTS TO ACCOMMODATE THE NEW EUROPEAN CURRENCY, MATERIAL DISRUPTION OF OUR BUSINESS COULD OCCUR.

     A new European currency was implemented in January 1999 to replace the separate currencies of eleven western European countries. In response, we are changing our operations as we modify systems and commercial arrangements to deal with the new currency. Modifications are necessary in operations such as payroll, benefits and pension systems, contracts with suppliers and customers, and internal financial reporting systems. We expect a three-year transition period during which transactions may also be made in the old currencies. This requires dual currency processes for our operations. We have identified issues involved and are developing and implementing solutions. The cost of this effort is not expected to have a material effect on our business or results of operations. We cannot assure you, however, that all problems will be foreseen and corrected or that no material disruption of our business will occur.

CHANGES IN INTERNATIONAL TRADE AND ECONOMIC CONDITIONS COULD ADVERSELY IMPACT OUR ABILITY TO MANUFACTURE OR SELL IN FOREIGN MARKETS AND COULD RESULT IN A DECLINE IN CUSTOMER ORDERS.

     We have substantial business activities in Europe and the Pan-Asia region. Both manufacturing and sales of our products may be adversely impacted by changes in political and economic conditions abroad. A change in the current tariff structures, export compliance laws or other trade policies, in either the United States or foreign countries could adversely impact our ability to manufacture or sell in foreign markets.

     The economic crisis in Asia has affected business conditions and pricing in the region. We subcontract test and assembly functions to subcontractors in Asia. A significant reduction in the number or capacity of qualified subcontractors or a substantial increase in pricing could cause longer lead times, delays in the delivery of customer orders or increased costs. Such conditions could have an adverse impact on our operating results. Additionally, our customers sell products, especially consumer products, into the Pan-Asia region. A significant decrease in sales to end-users and consumers in the area could result in a decline in orders and have an impact on our operating results and financial condition.

OUR MARKETING STRATEGY CREATES RISKS ASSOCIATED WITH CUSTOMER CONCENTRATION.

     We expect that we will become increasingly dependent on a limited number of customers for a substantial portion of our net revenues. This is as a result of our strategy to direct our marketing and selling efforts toward selected customers. During 1998, Sony Corporation accounted for 12% of net revenues. We fill Sony's orders as they are placed and accepted. We do not have a supply contract with Sony and Sony is not obligated to purchase LSI's products.

     Our operating results and financial condition could be affected if:

     - We do not win new product designs from major customers;

     - Major customers cancel their business with us;

     - Major customers make significant changes in scheduled deliveries; or

     - Prices of products that we sell to these customers are decreased.

OUR BUSINESS AS A HIGH TECHNOLOGY COMPANY PRESENTS RISKS OF INTELLECTUAL PROPERTY OBSOLESCENCE, INFRINGEMENT AND LITIGATION.

     Our success is dependent in part on our technology and other proprietary rights. We believe that there is value in the protection afforded by our patents, patent applications and trademarks. However, the semiconductor industry is characterized by rapidly changing technology. Our future success depends primarily on the technical competence and creative skills of our personnel, rather than on patent and trademark protection.

     As is typical in the semiconductor industry, from time to time we have received communications from other parties asserting that they possess patent rights, mask work rights, copyrights, trademark rights or other intellectual property rights which cover certain of our products, processes, technologies or information. We are evaluating several such assertions. We are considering whether to seek licenses with respect to certain of these claims. Based on industry practice, we believe that licenses or other rights, if necessary, could be obtained on commercially reasonable terms for existing or future claims. Nevertheless, we cannot assure you that licenses can be obtained, or if obtained will be on acceptable terms or that litigation or other administrative proceedings will not occur. Litigation of such claims or the inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms could have an impact on our operating results and financial condition.

CYCLICAL FLUCTUATIONS IN OUR MARKETS COULD CAUSE A DOWNTURN IN DEMAND FOR OUR PRODUCTS AND RESULT IN LOWER REVENUES.

     We may experience period-to-period fluctuations or a decline as a result of the following:

     - Rapid technological change, rapid product obsolescence, and price erosion in our products;

     - Fluctuations in supply and demand in the semiconductor or storage markets for our products;

     - Maturing product cycles in our products or products produced by our customers; and

     - Fluctuations or declines in general economic conditions, which often produce abrupt fluctuations or declines in our products or the products or services offered by our suppliers and customers.

     Significant industry-wide fluctuations or a downturn as a result of these factors could affect our operating results and financial condition.

     The semiconductor industry also has experienced periods of rapid expansion of production capacity. Even if our customers' demand were not to decline, the availability of additional excess production capacity in our industry creates competitive pressure that can degrade pricing levels, which can also depress our revenues. Also, during such periods, customers who benefit from shorter lead times may delay some purchases into future periods, which could affect our demand and revenues for the short term. We cannot assure you that we will not experience such downturns or fluctuations in the future, which could affect our operating results and financial condition.

OUR ACQUISITION AND INVESTMENT ALLIANCES ACTIVITIES COULD DISRUPT OUR ONGOING BUSINESS.

     We intend to continue to make investments in companies, products and technologies, either through acquisitions or investment alliances. Although we evaluate potential acquisition and investment alliances on an ongoing basis, we do not currently have any commitments for a material acquisition or investment alliance. Acquisitions and investment activities often involve risks, including:

     - We may experience difficulty in assimilating the acquired operations and employees;

     - We may be unable to retain the key employees of the acquired operation;

     - The acquisition or investment may disrupt our ongoing business;

     - We may not be able to incorporate successfully the acquired technology and operations into our business and maintain uniform standards, controls, policies and procedures; and

     - We may lack the experience to enter into new markets, products or technologies.

     Some of these factors are beyond our control. Failure to manage growth effectively and to integrate acquisitions would affect our operating results or financial condition.

WE DEPEND ON KEY EMPLOYEES AND FACE COMPETITION IN HIRING AND RETAINING QUALIFIED EMPLOYEES.

     Our employees are vital to our success. Moreover, our key management, engineering and other employees are difficult to replace. We generally do not have employment contracts with our key employees. Further, we do not maintain key person life insurance on any of our employees. The expansion of high technology companies in Silicon Valley and Colorado has increased demand and competition for qualified personnel. We may not be able to attract, assimilate or retain additional highly qualified employees in the future. These factors could affect our business, financial condition and results of operations.

IF WE, OUR SUPPLIERS OR OUR CUSTOMERS DO NOT SUCCESSFULLY, TIMELY OR ADEQUATELY ADDRESS THE YEAR 2000 ISSUE, WE COULD EXPERIENCE A SIGNIFICANT DISRUPTION OF OUR FINANCIAL MANAGEMENT AND CONTROL SYSTEMS OR A LENGTHY INTERRUPTION IN OUR MANUFACTURING OPERATIONS.

     As with many other companies, the Year 2000 computer issue presents risks for us. We use a significant number of computer software programs and operating systems in our internal operations, including applications used in our financial, product development, order management and manufacturing systems.

     The inability of computer software programs to accurately recognize, interpret and process date codes designating the year 2000 and beyond could cause systems to yield inaccurate results or encounter operating problems resulting in the interruption of the business operations which they control. This could adversely affect our ability to process orders, forecast production requirements or issue invoices. A significant failure of the computer integrated manufacturing systems, which monitor and control factory equipment, would disrupt manufacturing operations and cause a delay in completion and shipping of products. Moreover, if our critical suppliers' or customers' systems or products fail because of a Year 2000 malfunction, it could impact our operating results. Finally, our own products could malfunction as a result of a failure in date recognition, giving rise to the possibility of warranty claims and litigation.

     Based on currently available information, our management does not believe that the Year 2000 issues discussed above, related to internal systems or products sold to customers, will have a material impact on our financial condition or overall trends in results of operations. However, we are uncertain to what extent we may be affected by such matters. A significant disruption of our financial management and control systems or a lengthy interruption in our manufacturing operations caused by a Year 2000 related issue could result in a material adverse impact on our operating results and financial condition. In addition, it is possible that a supplier's failure to ensure Year 2000 capability or our customer's concerns about Year 2000 readiness of our products would have a material adverse effect on our results of operations.

THE NOTES ARE SUBORDINATED AND OUR ABILITY TO REPAY THE NOTES IS DEPENDENT IN PART ON THE EARNINGS OF OUR SUBSIDIARIES.

     The notes are unsecured and subordinated to our senior indebtedness.

     Upon the occurrence of:

     - bankruptcy,

     - liquidation,

     - reorganization, or

     - acceleration of the notes

our assets will be available to pay the notes only after we have paid all of our senior indebtedness. After we repay our senior indebtedness, we may not have enough assets to repay the notes. The notes are effectively subordinated to the liabilities, including trade payables, of our subsidiaries.

     The notes are exclusively obligations of LSI Logic Corporation. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

     Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes. Our subsidiaries are not required to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     Neither we nor our subsidiaries are prohibited or limited from incurring additional debt under the indenture. As of March 31, 1999, we had approximately $374 million of senior indebtedness. As of March 31, 1999, our subsidiaries had approximately $215 million of indebtedness and other liabilities to which the notes were effectively subordinated. This amount included trade and other payables, but excluded:

     - approximately $74.1 million of indebtedness guaranteed by LSI Logic Corporation,

     - intercompany liabilities, and

     - liabilities not required to be on a balance sheet in accordance with generally accepted accounting principles.

     We and our subsidiaries will also incur other debt in the future. See "Description of Notes -- Subordination of Notes."

WE MAY NOT BE ABLE TO REDEEM THE NOTES UPON A FUNDAMENTAL CHANGE.

     If a fundamental change occurs, a holder may require us to redeem their notes. If a fundamental change occurs, we may not have enough funds to pay the redemption price for all tendered notes. In addition, our existing credit facility prohibits redemptions of the notes. Our existing credit facility also provides that both the triggering of redemption rights as a result of a fundamental change and the occurrence of a change of control would be an event of default under the credit facility. We may also enter into future debt agreements that may contain similar provisions.

     If a fundamental change occurs when we are prohibited from redeeming notes, we could either:

     - seek the consent of our lenders to redeem the notes, or

     - refinance the debt containing this prohibition.

     If we do not obtain a consent from our lenders or repay these borrowings, we would be prohibited from redeeming the notes. If we failed to redeem notes, it would be an event of default under the indenture. If we had an event of default under the indenture, or the fundamental change resulted in an event of default under our senior indebtedness, the indenture would restrict our ability to pay the noteholders.

     A "fundamental change" is limited to certain types of transactions. A fundamental change may not include other events that might adversely affect our financial condition. This provision may not protect you if we engage in a highly leveraged transaction, reorganization or merger. See "Description of Notes -- Redemption at Option of the Holder."

A PUBLIC MARKET MAY NOT DEVELOP FOR THE NOTES.

     Prior to this offering, there has been no trading market for the notes. Although the initial purchasers have advised us that they currently intend to make a market in the notes, they are not obligated to make a market. Their market making activity will also be subject to the limits imposed by the securities laws. As a result, we cannot guarantee that there will be a market for the notes. Even if a market does develop, we cannot guarantee that a market will be maintained. If an active market for the notes does not develop, the trading price of the notes could decrease.

OUR NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

     We believe it is likely that one or more rating agencies may rate the notes. If one or more rating agencies assign the notes a rating lower than expected by investors, the market price of the notes and our common stock would be materially adversely affected.

POSSIBLE VOLATILITY OF PRICE OF COMMON STOCK AND NOTES.

     The market price of our common stock has been volatile in the past. The market price of the notes and the common stock may be volatile in the future. The trading price of the notes and the common stock may be significantly affected by the following factors:

     - The cyclical nature of both the semiconductor industry and the markets addressed by our products;

     - The availability and extent of utilization of manufacturing capacity;

     - Erosion in the price of our products;

     - The timing of new product introductions, the ability to develop and implement new technologies and other competitive factors;

     - Our announcement of new products or product enhancements or similar announcements by our competitors; and

     - General market conditions or market conditions specific to particular industries.

     In addition, the stock prices of many companies in the technology and emerging growth sectors have fluctuated widely due to events unrelated to their operating performance. These fluctuations may adversely affect the market price of the notes and the common stock.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                    FISCAL QUARTER
                                                                                         ENDED
                                                FISCAL YEAR ENDED DECEMBER 31,         MARCH 31,
                                              -----------------------------------   ---------------
                                              1994   1995    1996   1997    1998     1998     1999
                                              ----   -----   ----   -----   -----   ------   ------
Ratio of earnings to fixed charges..........  6.1x   11.8x   7.3x   10.8x      --     9.5     1.4x

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges (excluding capitalized interest net of amortization). "Fixed charges" consists of:

     - interest on all indebtedness and amortization of debt issuance costs,

     - capitalized interest, and

     - an interest expense under operating leases deemed by us to be representative of the interest factor.

     In the fiscal year ended December 31, 1998, earnings were inadequate to cover fixed charges by $133.8 million.

                              DESCRIPTION OF NOTES

     The notes are issued under an indenture dated as of March 15, 1999, between us and State Street Bank and Trust Company of California, N.A., as trustee. The following summary of certain provisions of the indenture is not complete. You should look at the indenture and the form of note that has been filed as an exhibit to this registration statement.

GENERAL

     We issued $345,000,000 of notes in a private placement in March 1999. The notes are unsecured and are subordinated to our senior indebtedness. The notes were issued in denominations of $1,000 and multiples of $1,000. The notes mature on March 15, 2004.

     The interest rate on the notes is 4 1/4% per year. We will pay interest on March 15 and September 15 of each year, beginning on September 15, 1999. Interest is based on a 360-day year composed of twelve 30-day months. Interest will be paid to record holders:

     - on March 1 in the case of the March 15 interest payment date, and

     - on September 1 in the case of the September 15 interest payment date,

subject to certain exceptions if notes are converted or redeemed prior to the interest payment date.

     Payments on the notes will be made at the office of the paying agent. The paying agent office will initially be an office or agency of the trustee in the Borough of Manhattan, the City of New York.

CONVERSION OF NOTES

     You may convert your note, in whole or in part, into common stock at any time prior to maturity. However, if we call a note for redemption, a holder may convert a note only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your note only if you withdraw your conversion election.

     The initial conversion price is $31.353 per share of common stock, subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash equal to the market price of the common stock on the business day prior to the conversion date. Except as described below, you will not receive any accrued interest or dividends upon conversion. If you convert your notes during the period from the record date to the next interest payment date, you will be required to pay us the interest on conversion unless we have called the notes for redemption on a redemption date during this time period.

     We will adjust the conversion price if the following events occur:

     (1) the issuance of common stock as a dividend or distribution on common stock;

     (2) the issuance of rights or warrants to purchase common stock to all holders of common stock;

     (3) certain subdivisions and combinations of common stock;

     (4) distributions of capital stock, other than common stock, or debt instruments or assets to all holders of common stock, including securities but excluding the following:

        - rights or warrants listed in (2) above;

        - dividend or distributions listed in (1) above; and

        - cash distributions listed in (5) below;

     (5) distributions of cash, excluding any quarterly cash dividends on the common stock if the quarterly distribution does not exceed the greater of:

        - the cash dividend per share from the previous quarter not requiring an adjustment under this provision; or

        - 3.75% of the sale price of common stock during the ten trading days prior to the dividend declaration date;

     (6) payment on a tender offer or exchange offer by us or our subsidiary for the common stock if the payment exceeds the current market price of the common stock on the trading day next succeeding the last date for tenders or exchanges; and

     (7) payment on certain tender offers or exchange offers by a third party if, as of the closing date of the offer, the board of directors does not recommend rejection of the offer. We will make this adjustment only if:

        - the tender offer or exchange offer increases the share ownership of the person making the offer to more than 25% of our common stock; and

        - the cash and other consideration paid exceeds the current market price of the common stock.

        We will not make this adjustment if as of closing we will engage in a merger, consolidation or sale of all or substantially all of our assets. Under our preferred shares rights plan, upon conversion holders will receive, in addition to the common stock, the rights described in the preferred shares rights plan, subject to customary exceptions.

     In the event of:

     - any reclassification of our common stock; or

     - a consolidation, merger or combination involving LSI Logic; or

     - a sale or conveyance to another person of our property and assets as an entirety or substantially as an entirety in which common stock holders would be entitled to receive stock, other securities or property or assets or cash with respect to their common stock, the noteholders will generally be allowed to convert their notes into the same type of consideration received by common stock holders immediately prior to one of the types of events.

     Holders may as a result of certain types of conversion price adjustments be subject to U.S. income tax. See "Certain Federal Income Tax Considerations."

     We may reduce the conversion price for a period of at least 20 days. If we reduce the conversion price, we must give you at least 15 days' prior notice. We may, at our option, also reduce the conversion price to reduce any income tax to holders of common stock resulting from any dividend or distribution of stock. See "Certain Federal Income Tax Considerations."

     We will not make any adjustment in the conversion price unless the adjustment would require a change of at least 1% in the conversion price. We will carry forward any adjustments less than 1% of the conversion price.

OPTIONAL REDEMPTION BY LSI LOGIC CORPORATION

     No sinking fund exists for the notes. On or after March 20, 2002, we may redeem the notes, in whole or in part, on at least 30 days' notice at the following redemption prices:

     - if redeemed from March 20, 2002 through March 14, 2003, at 101.70% of the principal amount;

     - if redeemed from March 15, 2003 through March 14, 2004, at 100.58% of the principal amount.

     Holders in each case will receive accrued interest to, but excluding, the redemption date. If the redemption date is an interest payment date, then interest shall be paid to the record holder.

     If we redeem less than all of the notes, the trustee will select the notes to be redeemed in multiples of $1,000:

     - by lot,

     - pro rata, or

     - by another method the trustee considers fair and appropriate.

     If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion shall be deemed to be the portion selected for redemption.

     We may not give notice of any redemption of notes if we have defaulted in payment of interest on the notes and there is an event of default.

HOLDERS MAY REQUIRE US TO REDEEM THE NOTES IN THE EVENT OF A FUNDAMENTAL CHANGE

     If a fundamental change occurs prior to March 15, 2004, you may require us to redeem, in whole or in part, your notes 30 days after our notice of the fundamental change. We will redeem the notes at 100% of the principal amount plus accrued interest to, but excluding, the repurchase date. If the repurchase date is an interest payment date, then interest shall be paid to the record holder.

     We will mail to all record holders a notice within 10 days after the occurrence of a fundamental change. We will also deliver a notice to the trustee. You must deliver to us, on or before the 30th day after the date of our fundamental change notice, your redemption notice together with the notes duly endorsed for transfer.

     We will comply with any applicable provisions of Rule l3e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

     A "fundamental change" is any transaction or event in which substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration that is not substantially all common stock listed, or that will be listed, on:

     - a U.S. national securities exchange;

     - approved for quotation on the Nasdaq National Market; or

     - any similar U.S. system of automated dissemination of quotations of securities prices.

SUBORDINATION OF NOTES

     The notes are subordinated to the prior payment in full of all of our senior indebtedness.

     If we dissolve, wind up, liquidate or reorganize our business, we will repay the senior indebtedness before we make any payments on the notes. If the notes are accelerated because of an event of default, we will first pay the holders of any senior indebtedness in full before we can pay the noteholders. The indenture requires us to promptly notify the holders of senior indebtedness if payment of the notes accelerates because of an event of default.

     We may not make any payment on the notes if there is:

     - a default in the payment of senior indebtedness occurs,

     - any other default of designated senior indebtedness that permits the holders of designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice, or

     - any judicial proceeding shall be pending with respect to any payment default or non-payment default.

     We may resume payments on the notes:

     - in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

     - in the case of a non-payment default, the earlier of:

      - the date on which the non-payment default is cured to waived or ceases to exist, or

      - 179 days after the date on which the payment blockage notice is received.

     No new period of payment blockage may be commenced unless 365 days have passed since the initial effectiveness of the immediately prior payment blockage notice. No non-payment default that existed on the date of delivery of any payment blockage notice to the trustee shall be the basis for any later payment blockage notice.

     If the trustee or any holder of the notes receives any payment or distribution, then he or she must hold the payment or distribution in trust for the benefit of holders of senior indebtedness to pay all senior indebtedness.

     In the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors.

     We will pay the trustee reasonable compensation and will indemnify the trustee against certain losses, liabilities or expenses it may incur in connection with its duties. The trustee's claims for such payments will generally be senior to the claims of the holders of the notes.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     An event of default on the notes includes any of the following:

     - default in payment of the principal or premium;

     - default for 30 days in payment of interest;

     - default for 60 days after notice in the observance or performance of any other covenants in the indenture; or

     - certain events involving bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium or interest on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the notes may declare the principal, premium, and accrued interest on the notes to be immediately due and payable. If LSI Logic experiences bankruptcy or insolvency, the principal, premium and accrued interest on the notes automatically become due and payable.

     If we cure all defaults other than nonpayment defaults and meet certain other conditions, the holders of a majority of the principal amount of the notes may cancel any acceleration with respect to the notes and waive past defaults.

     Payments of principal, premium, or interest on the notes that are not made when due will accrue interest at the annual rate of 4 1/4% from the required payment date.

     The holders of a majority of the notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium or interest on the notes, unless:

     - the holder has given the trustee written notice of an event of default;

     - the holders of at least 25% in principal amount of the notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

     - the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

     - the trustee fails to comply with the request within 60 days after receipt.

MODIFICATION OF THE INDENTURE

     With the consent of the holders of a majority in principal amount of the notes, we may modify the indenture or enter into any supplemental indenture that shall:

     - extend the fixed maturity of any note;

     - reduce the rate or extend the time for payment of interest of any note;

     - reduce the principal amount or premium of any note;

     - reduce any amount payable upon redemption of any note;

     - adversely change our obligation to redeem any note upon a fundamental change;

     - impair the right of a holder to institute suit for payment on the note;

     - change the currency in which any note is payable;

     - impair the right to convert the notes;

     - adversely modify the subordination provisions of the indenture; or

     - reduce the percentage of notes required for consent to any modification of the indenture.

The indenture also permits certain types of modifications of its terms without the consent of the holders of the notes.

DEFINITIONS USED IN THE DESCRIPTION OF NOTES

     "Senior indebtedness" means the principal, premium and interest on, rent payable under, and any other amounts due on all of our current and future indebtedness. However, senior indebtedness does not include:

     - indebtedness evidenced by the notes,

     - our indebtedness to any of our majority-owned subsidiaries if the indebtedness is pledged by the subsidiary as security for any senior indebtedness,

     - our accounts payable to trade creditors, and

     - any particular indebtedness in which the instrument evidencing the indebtedness provides that the indebtedness shall not be senior in right of payment to, or is subordinated to, the notes.

     The indenture defines "indebtedness" as:

     - all obligations of any person:

     - for borrowed money,

     - evidenced by a note, debenture, bond or written instrument,

     - leases of the person required to be accounted for as capitalized lease obligations on the balance sheet of the person and all obligations and other liabilities under any lease or related document in connection with the lease of real property that provides that the person is contractually obligated to purchase or cause a third party to purchase the leased property, or

     - letters of credit, local guarantees or bankers' acceptances;

     - all obligation of others of the type described in the above clause or clauses below guaranteed in any manner by the person;

     - all obligations secured by a lien affecting title or resulting in a lien to which the property of such person is subject;

     - all obligations of any person under interest rate and currency swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; and

     - all obligations, contingent or otherwise, of any person under any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability described above.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed State Street Bank and Trust Company of California, N.A., as trustee under the indenture, paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     Boston EquiServe, LP, an affiliate of the trustee, is the transfer agent for the common stock. BancBoston, N.A., an affiliate of the trustee, is a lender under our existing credit facility. The indenture contains certain limitations on the rights of the trustee, as long as it or any of its affiliates remains our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 450,000,000 shares of common stock, par value $0.01 per share, and 2,000,000 shares of preferred stock, par value $0.01 per share.


     COMMON STOCK. As of June 28, 1999, there were 143,496,011 shares of common stock outstanding held by approximately 3,200 holders of record. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Our certificate of incorporation provides that at all elections of directors, each holder of stock shall be entitled to cumulative voting. The holder may cast all of these votes for a single candidate or may distribute them among the number of directors to be elected. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.


     All outstanding shares of common stock are fully paid and nonassessable.


     PREFERRED STOCK. As of June 28, 1999, no shares of preferred stock were issued and outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the following rights, preferences, privileges and restrictions of the preferred stock without further vote or action by our stockholders:


     - dividend rights and rates;

     - terms of conversion, voting rights, terms of redemption, liquidation preferences;

     - the number of shares constituting any series or the designation of such series.

Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control and may adversely affect the voting and other rights of the holders of common stock. Except in accordance with the rights plan described below, we have no present plans to issue any shares of preferred stock.

     PREFERRED SHARES RIGHTS PLAN. On November 16, 1988, our board of directors authorized a dividend distribution of one share purchase right for each share of common stock outstanding as of the close of business on December 15, 1988 and each future share of common stock. The Amended and Restated Preferred Shares Rights Agreement dated November 20, 1998 between us and BankBoston, N.A., as rights agent, provides, among other things, that after a distribution date, each right entitles the registered holder to purchase from us 1/1000 of a share of our Series A participating preferred stock, $0.01 par value, initially at a price of $100.00.

     The rights will expire ten years after the date of issuance, or December 15, 2008, unless earlier redeemed, and will become exercisable and transferable separately from the common stock following the tenth day after a person or group

     - acquires beneficial ownership of 20% or more of our common stock; or

     - announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 30% or more of our common stock; or

     - a later date after the occurrence of an event described in clause (i) or
       (ii) above as may be determined by a majority of directors not affiliated with the acquiring group or person.

     If (a) an acquiror obtains 30% or more of our common stock, (b) an acquiring entity combines with us in a transaction in which we are the surviving company and our common stock remains outstanding and unchanged or (c) we effect or permit certain "self-dealing" transactions with an owner of 20% or more of our common stock or its affiliates or associates, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock having a then-current market value of twice the purchase price.

     If (x) we merge into another entity, (y) an acquiring entity merges into us and our common stock is changed into or exchanged for other securities or assets or (z) we sell more than 50% of our assets or earning power, then each right will entitle the holder to purchase, at the then-current purchase price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the purchase price.

     We may redeem the rights at our option for $0.01 per right at any time on or prior to the tenth day after public announcement that a person or group has acquired beneficial ownership of 20% or more of our common stock or such later date as may be determined by a majority of the directors not affiliated with the acquiring group or person. The rights are also redeemable at our option following the shares acquisition date if:

     - such redemption is in connection with a consolidation or merger in which we are not the surviving corporation;

     - no acquiror has held more than 20% of our common stock for less than the last three years; and

     - the redemption is approved by a majority of the directors not affiliated with the acquiring group or person.

Our right of redemption may be reinstated if the acquiring person or group reduces its beneficial ownership to 10% or less of our common stock.

     The Series A participating preferred purchasable upon exercise of the rights will be nonredeemable and junior to any other series of our preferred stock. Each share of Series A participating preferred will have a preferential cumulative quarterly dividend in an amount equal to 1,000 times the dividend declared on each share of common stock. In the event of liquidation, the holders of Series A participating preferred will receive a preferred liquidation payment equal to 1,000 times the aggregate amount to be distributed per share to the holders of shares of common stock plus accrued dividends. Following payment of the Series A liquidation preference, and after the holders of shares of common stock shall have received an amount per share equal to the quotient obtained by dividing the Series A liquidation preference by 1,000, the holders of Series A participating preferred and holders of common stock will share ratably and proportionately the remaining assets to be distributed in liquidation. Each share of Series A participating preferred Stock will have 1,000 votes and will vote together with the shares of common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged for or changed into other securities, cash and/or other property, each share of Series A participating preferred will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

     Although the rights should not interfere with a business combination approved by the board of directors in the manner set forth in the rights plan, they may cause substantial dilution to a person or group that attempts to acquire control without approval by the board.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

     The Section 203 restrictions do not apply if:

     (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status;

     (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the "voting stock". The 85% calculation does not include those shares:

        - owned by directors who are also officers of the target corporation;
          and

        - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

        - on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to LSI Logic Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CHARTER AND BYLAW PROVISIONS

     Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

     - our charter provides for cumulative voting at all elections of directors;

     - our board has the power to establish the rights, preferences and privileges of authorized and unissued shares;

     - our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to LSI Logic Corporation or its stockholders to the fullest extent permitted by Delaware law.

INDEMNIFICATION ARRANGEMENTS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status. However, the director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in the best interests of LSI Logic Corporation, and, with the respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

CHANGE OF CONTROL AGREEMENTS

     We have entered into certain severance agreements with each of our executive officers providing for the acceleration of unvested options held by such executive officers and the payment of certain lump sum amounts and benefits upon an involuntary termination at any time within twelve (12) months after a change of control.

     A "change of control" is defined as

     - the consummation of a merger or consolidation with any other corporation, other than a merger or consolidation in which we are the surviving entity;

     - the approval by our stockholders of a plan of liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets; and

     - any person becoming the beneficial owner, as defined in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended, of 50% or more of our total outstanding voting securities. Our successors shall be bound under the change of control severance agreements. The change of control severance agreements terminate on November 20, 2003. Although these should not interfere with a business combination, they may cause a substantial dilution to a person or group that attempts to acquire us without approval of our board of directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Boston EquiServe, L.P.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which you may convert the notes. This is not a complete analysis of all the potential tax consequences that you may need to consider before investing. This summary is based on current laws, regulations, rulings and decisions. All of these may change, possibly with retroactive effect. This summary applies only to beneficial owners who hold notes and common stock as "capital assets". This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as banks, holders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, non-U.S. persons or entities except to the extent specifically set forth below, dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes or persons deemed to sell notes or common stock under the constructive sale provisions of the Internal Revenue Code of 1986, as amended (the "Code"). This summary also does not discuss the tax considerations applicable to subsequent purchasers of the notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary. We cannot guarantee that the IRS will agree with these statements and conclusions. This summary does not consider the effect of the federal estate or gift tax laws or the tax laws, except as set forth below with respect to non-U.S. holders, of any applicable foreign, state, local or other jurisdiction.

     BEFORE YOU INVEST IN THESE SECURITIES, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS TO DETERMINE THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND FOR INFORMATION ABOUT ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

U.S. HOLDERS

Taxation of Interest

     You generally must include interest on the notes in your income as ordinary income at the time you receive or accrue interest, depending on your method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note will not affect the amount of interest income you recognize if the likelihood of the payment, as of the date the notes are issued, is remote. We must pay liquidated damages to holders of the notes in certain circumstances. In addition, a holder may require us to redeem any of his notes in the event of a fundamental change. We believe that the likelihood of a liquidated damages payment with respect to the notes is remote. Therefore, we do not intend to treat the potential payment as part of the yield to maturity of any note. Similarly, we intend to take the position that a "fundamental change" is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a "fundamental change" as affecting the yield to maturity of any note. In the event either contingency occurs, it would affect the amount and timing of the income that must be recognized by a U.S. holder of notes. There can be no assurance that the IRS will agree with such positions.

Sale, Exchange or Redemption of the Notes

     Except as described below under "Conversion of the Notes", upon the sale, exchange or redemption of a note, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property you receive on the sale, exchange or redemption, except any portion that is accrued interest income, which is taxable as ordinary income, and (ii) your adjusted tax basis in the note. Your adjusted tax basis generally will equal the cost of the note to you. This capital gain or loss will be long-term if you have held the note for more than one year. Long-term capital gains recognized by certain non-corporate U.S. holders, including individuals, will generally taxed at your maximum rate of tax of 20%. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

     You generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income or with respect to cash you receive instead of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of conversion, reduced by any basis allocable to a fractional share interest for which you receive cash. Your holding period for the common stock received on conversion will generally include the holding period of the note converted. However, your tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income. The holding period for such shares shall begin on the date of conversion.

     You should treat cash you receive instead of a fractional share of common stock upon conversion as a payment in exchange for the fractional share of common stock. This generally will result in capital gain or loss, measured by the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share.

Dividends

     Distributions made on the common stock after a conversion generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your basis in the common stock and thereafter as capital gain.

Constructive Dividends

     The conversion price of our notes may change under certain circumstances. In such a case, you may be treated as having received constructive distributions. Adjustments to the conversion price made pursuant to a reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes will not qualify as being pursuant to a reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though you did not receive any cash or property. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to you.

Sale of Common Stock

     On the sale or exchange of common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale or exchange and (ii) your adjusted tax basis in the common stock. This capital gain or loss will be long-term if your holding period in common stock is more than one year. Long-term capital gains for certain non-corporate taxpayers, including individuals, are taxed at a maximum rate of 20%. A U.S. Holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes." The deductibility of capital losses is subject to limitations.

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

     In general, subject to the discussion below concerning backup withholding:

          (a) Payments of principal or interest on the notes by us to a beneficial owner of a note that is a non-U.S. holder will not be subject to U.S. withholding tax, provided that, in the case of interest, (i) the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, within the meaning of Section 871(h)(3) of the Code, (ii) the non-U.S. holder is not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code, (iii) the non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under
     Section 871(h) or Section 881(c) of the Code and Treasury Regulations are satisfied;

          (b) A non-U.S. holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of any note or common stock unless (i) the non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if certain U.S. income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder, (iii) the non-U.S. holder is subject to Code provisions applicable to certain U.S. expatriates or,
     (iv) in the case of common stock held by a person who holds more than 5% of the stock, we are or have been, at any time within the shorter of the five-year period preceding the sale or other disposition or the period the non-U.S. holder held the common stock, a U.S. real property holding corporation for U.S. federal income tax purposes. We do not believe that we are currently a U.S. real property holding corporation or that we will become one in the future;

          (c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be a subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of the withholding tax.

     To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations require that either (i) the beneficial owner of a note must certify, under penalties of perjury, to us that the owner is a non-U.S. holder and must provide the owner's name and address, and U.S. taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us that the certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. This requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8, under penalties of perjury, that it is a non-U.S. holder and provides its name and address or any financial institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received a statement from the beneficial owner and furnishes the withholding agent with a copy thereof.

     Treasury Regulations effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above and below, subject to certain grandfathering provisions. These new regulations also require, in the case of notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a U.S. taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

     Provided that the certification requirements discussed below are met, if a non-U.S. holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock is effectively connected with the conduct of the trade or business, the non-U.S. holder, although exempt from U.S. withholding tax, will generally be subject to U.S. federal income tax on the interest, dividends or gain on a net income basis in the same manner as if it were a U.S. holder. Instead of the certificate described above, the non-U.S. holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if the non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or a lower rate if provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

U.S. Federal Estate Tax

     A note held by an individual who at the time of death is not a citizen or resident of the U.S. will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all our classes of stock and, at the time of the individual's death, payments with respect to the note would not have been effectively connected with the conduct by the individual of a trade or business in the U.S. common stock held by an individual who at the time of death is not a citizen or resident of the U.S. will be included in the individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

     Non-U.S. holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the notes and common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in to a U.S. holder of a note or common stock if the payee is not an "exempt recipient" and fails to provide certain identifying information in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the U.S. holder is an exempt recipient or otherwise establishes an exemption.

     In the case of payments of interest on a note to a non-U.S. holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established.

     Dividends on the common stock paid to non-U.S. holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

     Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is a "controlled foreign corporation" as defined in the Code, or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. are currently subject to certain information reporting requirements. If the payee is an exempt recipient or the broker has evidence in its records that the payee is a non-U.S. holder and no actual knowledge that the evidence is false and certain other conditions are met, the reporting requirements do not apply. Temporary Treasury Regulations indicate that the payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a non-U.S. holder and satisfies certain other qualifications and provides his or her name and address or the payee otherwise establishes an exemption.

     You may credit any amounts withheld under the backup withholding rules against your U.S. federal income tax, if the required information is furnished to the IRS in a timely manner.

     New regulations will generally be applicable to payments made after December 31, 2000. In general, these new regulations attempt to unify current certification procedures and forms and clarify reliance standards. Under these new regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. You should consult with your tax advisor regarding the application of the backup withholding rules to your particular situation, the availability of an exemption, the procedure for obtaining an exemption and the impact of these new regulations on payments made with respect to notes or common stock after December 31, 2000.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR YOUR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in March, 1999. The notes were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act and to a limited number of institutional accredited investors as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

     The following table contains information as of June 28, 1999, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.



                                      PRINCIPAL
                                      AMOUNT AT
                                     MATURITY OF                     NUMBER OF
                                        NOTES                        SHARES OF
                                     BENEFICIALLY   PERCENTAGE OF   COMMON STOCK    PERCENTAGE OF
                                      OWNED THAT        NOTES       THAT MAY BE      COMMON STOCK
               NAME                  MAY BE SOLD     OUTSTANDING      SOLD(1)       OUTSTANDING(2)
               ----                  ------------   -------------   ------------   ----------------
AIG/National Union Fire
  Insurance........................  $    700,000          *             22,326             *
Aim High Yield Fund................     3,165,000          *            100,947             *
Aim High Yield II Fund.............        35,000          *              1,116             *
Aloha Airlines Non-Pilots Pension
  Trust............................       120,000          *              3,827             *
Aloha Airlines Pilots Retirement
  Trust............................        70,000          *              2,232             *
Aristea International Ltd..........       883,000          *             28,163             *
Aristea Trading, LLC...............       617,000          *             19,679             *
Arkansas PERS......................     1,375,000          *             43,855             *
Arkansas Teacher Ret...............     3,043,000          *             97,056             *
Arpeggio Fund, L.P.................       300,000          *              9,568             *
Associated Electric & Gas Insurance
  Services Limited.................       750,000          *             23,921             *
BancBoston Robertson Stephens......     5,000,000        1.4%           159,474             *
Bancroft Convertible Fund, Inc.....       250,000          *              7,973             *
Bankers Trust Trustee for Chrysler
  Corp Emp #1 Pension Plan Dtd
  4/1/89...........................     3,345,000        1.0%           106,688             *
Baptist Hlth So Florida............       205,000          *              6,538             *
Bear, Stearns & Co.................     1,225,000          *             39,071             *
BNP Arbitrage SNC..................       250,000          *              7,973             *
Bostik Inc.........................        75,000          *              2,392             *
Boston Museum of Fine Art..........       158,000          *              5,039             *
Boulder Capital Inc................     7,650,000        2.2%           243,995             *
Boulder Capital Inc................     4,600,000        1.3%           146,716             *
Boulder II Limited.................     1,700,000          *             54,221             *
BS Debt Income Fund -- Class A.....        10,000          *                318             *
BVI Social Security Board..........        20,000          *                637             *
C&H Sugar Company..................       170,000          *              5,422             *
Calamos Convertible Fund...........       600,000          *             19,136             *
Calamos Growth and Income Fund.....       200,000          *              6,378             *
Calamos Strategic Income Fund......        30,000          *                956             *
Capital Market Transactions,
  Inc..............................     1,250,000          *             39,868             *
Champion International Corporation
  Master Retirement Trust..........       475,000          *             15,150             *
Chase Manhattan NA Trustee for IBM
  Retirement Plan Dtd 12/18/45.....     5,045,000        1.5%           160,909             *
Christian Science Trustees for
  Gifts and Endowments.............       550,000          *             17,542             *
Chrysler Corporation Master
  Retirement Trust.................     2,730,000          *             87,073             *
City of Knoxville Pension System...       275,000          *              8,771             *
City University of New York........        50,000          *              1,594             *
Conseco Direct Life................       700,000          *             22,326             *

                                      PRINCIPAL
                                      AMOUNT AT
                                     MATURITY OF                     NUMBER OF
                                        NOTES                        SHARES OF
                                     BENEFICIALLY   PERCENTAGE OF   COMMON STOCK    PERCENTAGE OF
                                      OWNED THAT        NOTES       THAT MAY BE      COMMON STOCK
               NAME                  MAY BE SOLD     OUTSTANDING      SOLD(1)       OUTSTANDING(2)
               ----                  ------------   -------------   ------------   ----------------
Convertible Fund...................       480,000          *             15,309             *
Cova Bond-Debenture Fund...........       500,000          *             15,947             *
David Lipscomb University General
  Endowment........................       135,000          *              4,305             *
Declaration of Trust for the
  Defined Benefit Plans of ICI
  American Holdings Inc. ..........     1,100,000          *             35,084             *
Declaration of Trust for the
  Defined Benefit Plans of ZENECA
  Holdings Inc. ...................       725,000          *             23,123             *
Delaware PERS......................     1,200,000          *             38,273             *
Delaware State Employees'
  Retirement Fund..................     1,100,000          *             35,084             *
Delphi Foundation, Inc.............        24,000          *                765             *
Delta Airlines Master Trust........     1,000,000          *             31,894             *
Delta Air Lines Master Retirement
  Trust............................     1,105,000          *             35,243             *
Dorinco Reinsurance Company........       300,000          *              9,568             *
The Dow Chemical Company Employees'
  Retirement Plan..................       920,000          *             29,343             *
Elf Aquitaine......................       300,000          *              9,568             *
Ellsworth Convertible Growth and
  Income Fund, Inc. ...............       250,000          *              7,973             *
Employee Benefit Convertible
  Securities Fund..................       200,000          *              6,378             *
Employers' Reinsurance
  Corporation......................       421,000          *             13,427             *
Engrs Joint Pension Fund...........       427,000          *             13,619             *
Equi-Select Total Return Equity....     1,320,000          *             42,101             *
Equitable Life Assurance Separate
  Account -- Balanced..............       155,000          *              4,943             *
Equitable Life Assurance Separate
  Account -- Convertibles..........     2,735,000          *             87,232             *
Family Service Life Insurance
  Co...............................       200,000          *              6,378             *
Federated Equity Income Fund,
  Inc. ............................    11,595,000        3.4%           369,821             *
Federated Insurance Series, on
  behalf of its Federated Equity
  Income Fund II...................       300,000          *              9,568             *
Fidelity Financial Trust: Fidelity
  Convertible Securities Fund......     9,500,000        2.8%           303,001             *
First Church of Christ,
  Scientist -- Endowment...........       600,000          *             19,136             *
Franklin & Marshall College........       260,000          *              8,292             *
The Frist Foundation...............       390,000          *             12,439             *
Fuji U.S. Income Open..............       700,000          *             22,326             *
General Motors Employees Global
  Group Pension Trust..............     4,518,000        1.3%           144,101             *
General Motors Foundation, Inc.....       162,000          *              5,166             *
General Motors Insurance
  Corporation......................     1,296,000          *             41,335             *

                                      PRINCIPAL
                                      AMOUNT AT
                                     MATURITY OF                     NUMBER OF
                                        NOTES                        SHARES OF
                                     BENEFICIALLY   PERCENTAGE OF   COMMON STOCK    PERCENTAGE OF
                                      OWNED THAT        NOTES       THAT MAY BE      COMMON STOCK
               NAME                  MAY BE SOLD     OUTSTANDING      SOLD(1)       OUTSTANDING(2)
               ----                  ------------   -------------   ------------   ----------------
Genesee County Employees'
  Retirement System................       125,000          *              3,986             *
Grable Foundation..................        70,000          *              2,232             *
Greyhound Lines....................        86,000          *              2,742             *
Gryphon Domestic III, LLC..........     1,300,000          *             41,463             *
Guardian Life Insurance Company of
  America..........................     4,600,000        1.3%           146,716             *
Guardian Master Pension Trust......       200,000          *              6,378             *
Hawaiian Airlines Employees Pension
  Plan -- IAM......................       100,000          *              3,189             *
Hawaiian Airlines Pension Plan for
  Salaried Employees...............        25,000          *                797             *
Hawaiian Airlines Pilots Retirement
  Plan.............................       160,000          *              5,103             *
Highbridge Capital Corporation.....     4,000,000        1.2%           127,579             *
Hudson River Trust Balanced
  Account..........................     2,345,000          *             74,793             *
Hudson River Trust Growth &
  Income...........................     4,285,000        1.2%           136,669             *
Hudson River Trust Growth
  Investors........................     1,960,000          *             62,513             *
ICI American Holdings Trust........       525,000          *             16,744             *
Investcorp SAM Fund Limited........     2,500,000          *             79,737             *
Island Holdings....................        10,000          *                318             *
JMG Convertible Investments,
  L.P..............................       500,000          *             15,947             *
The J.W. McConnell Family
  Foundation.......................       250,000          *              7,973             *
Kapiolani Medical Center...........       240,000          *              7,654             *
Kentfield Trading, Ltd.............     6,050,000        1.8%           192,963             *
LDG Limited........................       257,000          *              8,196             *
Lipper Convertibles, L.P...........    17,450,000        5.1%           556,565             *
Lipper Convertibles Series II,
  L.P. ............................     5,750,000        1.7%           183,395             *
Lipper Offshore Convertibles,
  L.P..............................     8,750,000        2.5%           279,080             *
Lord Abbett Bond Debenture Fund....     3,800,000        1.1%           121,200             *
Macomb County Employees' Retirement
  System...........................        75,000          *              2,392             *
MainStay Convertible Fund..........     2,000,000          *             63,789             *
MainStay VP Convertible Fund.......     1,000,000          *             31,894             *
Maryland State Retirement System...     1,000,000          *             31,894             *
McMahan Securities Company, L.P....       150,000          *              4,784             *
Memphis Light, Gas & Water
  Retirement Fund..................     1,995,000          *             63,630             *
Merrill Lynch Convertible Fund,
  Inc. ............................       375,000          *             11,960             *
Merrill Lynch ECS Convertible
  Securities Portfolio.............       125,000          *              3,986             *
Merrill Lynch Insurance Group......       170,000          *              5,422             *
Merrill Lynch Pierce Fenner &
  Smith, Inc.......................       197,000          *              6,283             *
MFS Series Trust -- MFS Convertible
  Securities Fund..................         8,000          *                255             *

                                      PRINCIPAL
                                      AMOUNT AT
                                     MATURITY OF                     NUMBER OF
                                        NOTES                        SHARES OF
                                     BENEFICIALLY   PERCENTAGE OF   COMMON STOCK    PERCENTAGE OF
                                      OWNED THAT        NOTES       THAT MAY BE      COMMON STOCK
               NAME                  MAY BE SOLD     OUTSTANDING      SOLD(1)       OUTSTANDING(2)
               ----                  ------------   -------------   ------------   ----------------
MFS Series Trust V -- MFS Total
  Return Fund......................     2,250,000          *             71,763             *
Morgan Stanley Dean Witter.........     6,670,000        1.9%           212,738             *
Motion Picture Industry Health
  Plan -- Active Member Fund.......       330,000          *             10,525             *
Motion Picture Industry Health
  Plan -- Retiree Member Fund......       165,000          *              5,262             *
Museum of Fine Arts, Boston........       107,000          *              3,412             *
Nalco Chemical Company.............       265,000          *              8,452             *
National Bank of Canada............       700,000          *             22,326             *
Nations Funds Capital Income
  Fund.............................     3,000,000          *             95,684             *
Nationwide Family of Funds, on
  behalf of its Nationwide Equity
  Income Fund......................        90,000          *              2,870             *
New Hampshire Retirement System....       359,000          *             11,450             *
New Orleans Firefighters...........       100,000          *              3,189             *
New York Life Insurance & Annuity
  Corporation......................     1,100,000          *             35,084             *
New York Life Insurance Company....    14,000,000        4.1%           446,528             *
New York Life Separate Account
  #7...............................     1,500,000          *             47,842             *
Occidental Petroleum Inc...........       130,000          *              4,146             *
OCM Convertible Limited
  Partnership......................        30,000          *                956             *
OCM Convertible Limited
  Partnership......................        55,000          *              1,754             *
OCM Convertible Trust..............     2,735,000          *             87,232             *
Ohio National Fund, Inc., on behalf
  of its Ohio National Equity
  Income Portfolio.................        15,000          *                478             *
Onex Industrial Partners Limited...     7,050,000        2.0%           224,858             *
Oxford, Lord Abbett & Co...........     1,500,000          *             47,842             *
Pacific Innovations Trust Capital
  Income Fund......................       200,000          *              6,378             *
Palladin Securities, LLC...........       600,000          *             19,136             *
Parker-Hannifin Corporation........        59,000          *              1,881             *
Partner Reinsurance Company,
  Ltd. ............................       310,000          *              9,887             *
Penn Treaty Network America
  Insurance Company................       225,000          *              7,176             *
Pilgrim Convertible Fund...........     3,355,000        1.0%           107,007             *
PIMCO Convertible Bond Fund........       200,000          *              6,378             *
Port Authority of Allegheny County
  Retirement and Disability
  Allowance Plan for the Employees
  Represented by Local 85 of the
  Amalgamated Transit Union........       500,000          *             15,947             *
PRIM Board.........................     2,235,000          *             71,285             *
ProMutual..........................       177,000          *              5,645             *
Public Employees' Retirement
  Association of Colorado..........     1,000,000          *             31,894             *
Putnam Balanced Retirement Fund....       134,000          *              4,273             *

                                      PRINCIPAL
                                      AMOUNT AT
                                     MATURITY OF                     NUMBER OF
                                        NOTES                        SHARES OF
                                     BENEFICIALLY   PERCENTAGE OF   COMMON STOCK    PERCENTAGE OF
                                      OWNED THAT        NOTES       THAT MAY BE      COMMON STOCK
               NAME                  MAY BE SOLD     OUTSTANDING      SOLD(1)       OUTSTANDING(2)
               ----                  ------------   -------------   ------------   ----------------
Putnam Convertible Income-Growth
  Trust............................     5,500,000        1.6%           175,421             *
Putnam Convertible Opportunities
  and Income Trust.................       138,000          *              4,401             *
Quattro Offshore Fund Ltd. ........     1,000,000          *             31,894             *
Queen's Health Plan................        40,000          *              1,275             *
Raytheon Company Master Retirement
  Trust............................     1,380,000          *             44,014             *
Resnick Partners, LP...............        50,000          *              1,594             *
Rhapsody Fund, LP..................       400,000          *             12,757             *
Rhone-Poulenc Rorer Pension Plan...        18,000          *                574             *
S D Cnty Convertible...............     3,127,000          *             99,735             *
Sage Capital.......................     3,550,000        1.0%           113,226             *
San Diego City Retirement..........     1,198,000          *             38,210             *
SG Cowen Securities Corp. .........     1,500,000          *             47,842             *
Shell Pension Trust................       100,000          *              3,189             *
Southern Farm Bureau Life Insurance
  Company..........................       290,000          *              9,249             *
Southern Farm Bureau Life
  Insurance -- FRIC................       575,000          *             18,339             *
Spear, Leeds & Kellogg.............     1,000,000          *             31,894             *
SPT................................       300,000          *              9,568             *
Starvest Combined Portfolio........     1,025,000          *             32,692             *
Starvest Managed Portfolio.........        95,000          *              3,030             *
State Employees' Retirement Fund of
  the State of Delaware............       950,000          *             30,300             *
State of Connecticut Combined
  Investment Funds.................     3,205,000          *            102,223             *
State of Oregon Equity.............     5,950,000        1.7%           189,774             *
State of Oregon/SAIF Corporation...     5,000,000        1.4%           159,474             *
State Street Bank Custodian for GE
  Pension Trust....................     1,765,000          *             56,294             *
Summer Hill Global Partners L.P....       150,000          *              4,784             *
Sun America Total Return...........       400,000          *             12,757             *
The TCW Group, Inc.................    10,850,000        3.1%           346,059             *
Teachers Insurance and Annuity
  Association of America...........     2,000,000          *             63,789             *
TQA Leverage Fund, L.P.............     2,220,000          *             70,806             *
TQA Vantage Fund, Ltd..............     2,860,000          *             91,219             *
TQA Vantage Plus Fund, Ltd.........       427,000          *             13,619             *
Triton Capital Investments, Ltd....       500,000          *             15,947             *
United Food and Commercial Workers
  Local 1262 and Employers Pension
  Fund.............................       300,000          *              9,568             *
University of Rochester............        45,000          *              1,435             *
Van Kampen Convertible Securities
  Fund.............................     1,300,000          *             41,463             *

                                      PRINCIPAL
                                      AMOUNT AT
                                     MATURITY OF                     NUMBER OF
                                        NOTES                        SHARES OF
                                     BENEFICIALLY   PERCENTAGE OF   COMMON STOCK    PERCENTAGE OF
                                      OWNED THAT        NOTES       THAT MAY BE      COMMON STOCK
               NAME                  MAY BE SOLD     OUTSTANDING      SOLD(1)       OUTSTANDING(2)
               ----                  ------------   -------------   ------------   ----------------
Vanguard Convertible Securities
  Fund, Inc........................     2,005,000          *             63,949             *
Van Kampen Harbor Fund.............     7,000,000        2.0%           223,264             *
Van Waters & Rogers, Inc.
  Retirement Plan (f.k.a. Univar
  Corporation).....................       150,000          *              4,784             *
Wake Forest University.............     1,052,000          *             33,553             *
White River Securities LLC.........     1,225,000          *             39,071             *
Zeneca Holdings Trust..............       525,000          *             16,744             *
Any other holder of Notes or future
  transferee, pledgee, donee or
  successor of any holder(3)(4)....    58,717,000       17.0%         1,872,771           1.3%


-------------------------
 *  Less than 1%.

(1) Assumes conversion of all of the holder's notes at a conversion price of $31.353 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes -- Right of Conversion." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.


(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 143,496,011 shares of common stock outstanding as of June 28, 1999. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes.


(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders;

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The notes and underlying common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

     To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

     Our common stock trades on the New York Stock Exchange under the symbol "LSI". We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors -- A public market may not develop for the notes."

     There can be no assurance that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

     The validity of the issuance of LSI Logic Corporation's securities offered by this prospectus will be passed upon for LSI Logic Corporation by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K/A filed on May 28, 1999 of LSI Logic Corporation for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The aggregate estimated (other than the registration fee) expenses to be paid by the Registrant in connection with this offering are as follows:

Securities and Exchange Commission registration fee.........  $  95,910
Trustee's fees and expenses.................................      4,100
Accounting fees and expenses................................     42,000
Legal fees and expenses.....................................     20,000
Miscellaneous...............................................     76,000
                                                              ---------
  Total.....................................................  $ 238,010
                                                              =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF LSI

CERTIFICATE OF INCORPORATION

     Article 10 of our Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, as the same now exists or may hereafter be amended, a director shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

     - for any breach of their duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or

     - for any transaction from which the director derived an improper personal benefit.

BYLAWS

INDEMNIFICATION ARRANGEMENTS

     Our bylaws provide that our directors, officers and agents shall be indemnified against expenses including attorneys' fees, judgments, fines, settlements actually and reasonably incurred in connection with any proceeding arising out of their status as such, if such director, officer or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of LSI Logic Corporation, and, with the respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful.

     We have entered into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Certificate of Incorporation and Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses, including attorney's fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of LSI, arising out of such person's services as a director or officer of LSI, any subsidiary of LSI or any other company or enterprise to which the person provides services at the request of LSI.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


    EXHIBIT
    NUMBER                            EXHIBIT TITLE
    -------                           -------------
      3.1      Amended and Restated Certificate of Incorporation.(1)
      3.2      Bylaws.(2)
      4.1      Indenture.*
      4.2      Registration Rights Agreement.*
      5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation.
     12.1      Computation of Ratio of Earnings to Fixed Charges.*
     23.1      Consent of PricewaterhouseCoopers LLP, independent auditors.
     23.2      Consent of Wilson Sonsini Goodrich & Rosati, Professional
               Corporation (included in Exhibit 5.1).
     24.1      Power of Attorney of certain directors and officers of LSI
               Logic Corporation (see page II-4 of initial filing of this
               Form S-3).*
     25.1      Form T-1 Statement of Eligibility of Trustee for Indenture
               under the Trust Indenture Act of 1939.*


-------------------------

 *  Previously filed.


(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998

(2) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 1998.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or

Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on June 29, 1999.


                                          LSI LOGIC CORPORATION


                                          By:     /s/ R. DOUGLAS NORBY

                                            ------------------------------------

                                              Name: R. Douglas Norby


                                              Title: Executive Vice President,


                                                     Chief Financial Officer and
                                                     Director



     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                        NAME                                       TITLE                   DATE
                        ----                                       -----                   ----
                          *                            Chairman, Chief Executive       June 29, 1999
-----------------------------------------------------  Officer and Director
                 Wilfred J. Corrigan                   (Principal Executive Officer)

                /s/ R. DOUGLAS NORBY                   Executive Vice President,       June 29, 1999
-----------------------------------------------------  Chief Financial Officer and
                  R. Douglas Norby                     Director (Principal Financial
                                                       Officer and Principal
                                                       Accounting Officer)

                          *                            Director                        June 29, 1999
-----------------------------------------------------
                      T.Z. Chu

                          *                            Director                        June 29, 1999
-----------------------------------------------------
                  Malcolm R. Currie

                          *                            Director                        June 29, 1999
-----------------------------------------------------
                   James H. Keyes

                          *                            Director                        June 29, 1999
-----------------------------------------------------
                 Matthew J. O'Rourke

              *By: /s/ R. DOUGLAS NORBY
  ------------------------------------------------
         R. Douglas Norby, Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
  3.1      Amended and Restated Certificate of Incorporation.(1)
  3.2      Bylaws.(2)
  4.1      Indenture.*
  4.2      Registration Rights Agreement.*
  5.1      Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
 12.1      Computation of Ratio of Earnings to Fixed Charges.*
 23.1      Consent of PricewaterhouseCoopers LLP, independent auditors.
 23.2      Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
 24.1      Power of Attorney of certain directors and officers of LSI
           Logic Corporation (see page II-4 of initial filing of this
           Form S-3).*
 25.1      Form T-1 Statement of Eligibility of Trustee for Indenture
           under the Trust Indenture Act of 1939.*


-------------------------

 *  Previously filed.


(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (No. 333-57563) filed June 24, 1998.

(2) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 26, 1998.